October 5, 2006

Securities and Exchange Commission 100 F Street, North East Washington, DC 20549
Re:	Middle Kingdom Alliance Corporation Amendment No. 3 and 4 to Registration Statement on Form S-1 File No. 333-133475 Filed on August 25, 2006 and September 8, 2006

Ladies and Gentlemen:

On behalf of Middle Kingdom Alliance Corporation, a Delaware corporation (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”), including exhibits.

The Amended Form S-1 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated September 28, 2006. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-1. The references to page numbers in the headings are to Amendment Nos. 3 and 4 to the Registration Statement on Form S-1, as specified.

General

1.  We note the reference in the fee calculation table to the registration of certain redeemable warrants being issued to "Advisory Council members." However, we are unable to locate any disclosure concerning the advisory council, its membership, or the original issuance of the warrants to such council members or the basis upon which such warrants are now being registered for resale. Please revise the disclosure in an appropriate place to address these matters.

Securities and Exchange Commission
October 5, 2006

A discussion of the Advisory Council was located on page 49 of the previously filed prospectus (and on page 54 of the current prospectus included in the Amended S-1) under the heading “Management - Directors and Executive Officers- Advisory Council.” The Class A Warrants being registered have not been issued yet, and the Company is registering the initial issuance of the warrants. Such warrants are not being registered for resale.

2. When disclosing the purchase of the private placement securities, and elsewhere as appropriate, include disclosure confirming that all of the funds utilized to acquire such securities from the company are funds of the insiders and affiliates purchasing in such private placements and are not borrowed funds. We may have further comment.

The Company has included disclosure on the cover page and page 4 of the Amended S-1 that the funds used by the Company’s insiders and affiliates to purchase their Company securities were not borrowed.

3. The disclosure provided in various places in the prospectus would appear to indicate that the company is able to make prompt distributions from the trust account in the event of a liquidation and dissolution without considering the obligations of not only the DGCL, but also applicable state and federal debtor/creditor and bankruptcy laws. This is not our understanding of the issues. Please revise your disclosure throughout the prospectus to address the company's compliance with the terms and provisions of the DGCL, applicable state and federal debtor/creditor laws, and federal bankruptcy laws in the event of a liquidation and dissolution of the company.

The Company has removed the use of the term “promptly” in its discussion regarding a liquidation or dissolution. We note that the Company has discussed the liquidation requirements and procedures that the Company must comply with in the Prospectus Summary, Risk Factors, and Business sections.

4. We note your disclosure throughout the prospectus to the effect that you do not believe that the liabilities, expenses, costs, debts and obligations to the creditors of the company in the event of a liquidation will exceed amounts available outside of the trust account; and further, that the company shall obtain waivers of fees to further ensure payment of such amounts However, it appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the company to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Therefore, please revise the disclosure throughout the prospectus to disclose the requirements of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

The Company has added the following language on pages 7, 11, 12, 28, 40, and 58 of the prospectus:

Securities and Exchange Commission
October 5, 2006

“However, in connection with a liquidation, we cannot predict with certainty: (a) the potential claims or lawsuits that may be brought against us; (b) what waiver agreements, if any, we will obtain from vendors, service providers and prospective target businesses; (c) the amount of additional expenses that we may incur that exceeds the amount of funds held outside of the trust; and (d) our ability to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. As such, it is possible that foregoing claims could result in a reduction of the principal in the trust account, which would reduce the amounts payable to our Class B stockholders in a liquidation below $8.08 per share.”

The Company has also added the following language after the foregoing paragraph on pages 8, 12, 28, 40, and 58 of the prospectus:

“In the event of a liquidation, our officers, directors, and initial stockholder have agreed to indemnify us, from any third party claims against us that would reduce the amount of funds held in trust, on a several basis, in proportion to their ownership interest in our Series A Units prior to this offering.”

5. The twenty-fourth risk factor on page 18 states that the company has a proposed commitment for a $250,000 line of credit with Wachovia Bank that would be used to finance operations after the offering. We are unable to locate Exhibit 10.6, the Line of Credit Term Sheet, which was to have been filed with the third amendment. Please provide it, or, if the agreement has been formalized, provide it for our review and include it as an exhibit to the registration statement.

Exhibit 10.6 was filed with Amendment No. 3. The Amended S-1 also includes the Term Sheet, which was revised since Amendment No. 3 as Exhibit 10.6.

6.  It appears that the company would not draw on the line of credit until the company had received interest on funds in the trust in an aggregate amount totaling $900,000. Please explain why, once this amount is reached, the company is required to provide the Trustee with an authorization letter from Wachovia Bank prior to the Trustee's making any further distribution to the Company. See Exhibit 10.2, Investment Management Trust Agreement, Section 2(b) at page 2.

Until the Company receives $900,000 in interest from funds in the trust account, no authorization from Wachovia bank is needed. It is only after the Company receives $900,000 in interest from funds in the trust account that an authorization is needed. Their approval is needed since the remaining $300,000 represents the amounts that the Company may owe Wachovia Bank from borrowings on the line of credit.

7. Please explain when during 2006 the company expects to reach the $900,000 interest distribution referenced above and describe the limitations upon uses to which bank borrowing(s) could be put. "Working capital" would appear, for example, to exclude the payment of any actual/imminent expenses of dissolution and liquidation or any amounts due to/reserved for payment to creditors. See Exhibit 10.2, Investment Management Trust Agreement, Section 2(c) (such expenses are to be paid from interest on funds in the trust). Also discuss whether the company contemplates that the combined company will either repay or refinance the indebtedness at maturity. Finally, if the company intends to repay the indebtedness itself, please discuss the funding of repayment.

Securities and Exchange Commission
October 5, 2006

The Company does not know over what period it will receive $900,000 in interest from funds in the trust account, as this is a function of the interest rate payable on the trust funds, which cannot be determined. However, if we assume a 4% rate of interest (which is slightly below the present market rate), the Company would receive approximately $40,400 per month, or a total of approximately $727,200 for the first 18 months.

With respect to the uses of the line of credit for “working capital” only, and whether such funds may be used to fund expenses of dissolution and liquidation or any amounts due to or reserved for payment to creditors, it is the Company’s position that such funds may not be utilized for such purposes. The foregoing is now reflected on pages 27 and 33 of the Amended S-1.

The proposed commitment from Wachovia is for a twenty four (24) month period from the date of closing. Based on facts and circumstances at such time, this indebtedness may be refinanced or repaid by the Company.

8. Please state whether Wachovia Bank has agreed that it will not make any claims or proceed against the Trust Account, including by way of set-off, and will not be entitled to any funds in the Trust Account under any circumstance.

Wachovia Bank has not agreed not to make any claims against the trust account. However, Wachovia Bank is substantially protected as to repayment in that it controls the Company’s ability to utilize the final $300,000 in interest payable to it from the trust account. The foregoing is now reflected on pages 27 and 33 of the Amended S-1.

Prospectus Cover Page

9. The prospectus states that the units sold in the February 2006 private placement were identical to the Series A Units in this offering. It appears, however, that the Class A warrants sold in the private placement may have been redeemable. Please clarify. If there are two types of Class A warrants, revise the prospectus elsewhere, as appropriate, to distinguish between them.

The Class A warrants issued in the private placement were initially redeemable, but the purchasers and the Company have agreed to make such warrants non redeemable, so they are identical to the Class A warrants included in the Series A Units.

Selected Financial Data, page 8

10. Please revise your as adjusted working capital amount to exclude the $508,800 liability.

Securities and Exchange Commission
October 5, 2006

The requested change has been made.

Risk Factors, page 10

11. Risk factors seventeen on page 15 and twenty on page 16 are redundant, to the extent that they contain the same discussion. Please eliminate the redundancy and retain the most appropriate caption of the two, which address different material risks.

In the Amended S-1, we have eliminated risk factor seventeen, and revised risk factor twenty. We believe the new risk factor deals solely with the conflict of interest risk.

12. Please revise the last sentence of the tenth risk factor on page 13 to state that "any liability of our stockholders will extend" — rather than "may extend" — beyond the third anniversary of dissolution, if true.

The requested change has been made.

13. Please place in a separate risk factor the last sentence in the thirty-seventh risk factor on page 22, which distinguishes between the ability of public stockholders and that of the initial security holders to exercise warrants in the absence of an effective registration statement with a current prospectus relating to the underlying common stock. Because both initial stockholders and investors can buy either Class B or Class A units in the offering, or any combination thereof, please distinguish between the types of warrants.

The Amended S-1 contains an additional risk factor (immediately following the referenced risk factor in your comment) discussing the last sentence in the thirty-seventh risk factor. In addition, as requested, we have specified that the risk applies to both the Class A and Class B warrants.

Dilution, page 26

14. We noted that your computation of the numerator in the calculating the net tangible book value (page 42) does not include the impact of the deferred underwriting discount (i.e. $508,800). It is not clear how this is appropriate considering that this is a cost of the IPO. Please revise your computation to include such costs.

The requested change has been made.

Distribution of trust fund to stockholders if no business combination, page 37

14.  We note that the certificate of incorporation provides that, if a business combination does not occur within either an 18-month or a 24-month extension period after the consummation of the IPO, all outstanding shares of Class B common stock will be automatically cancelled and will revert to the status of authorized but unissued Class B common stock; the funds in the trust fund will be distributed; and thereafter, the officers of the corporation "shall take all action necessary to dissolve and liquidate the [c]orporation as soon as reasonably practicable." Article 1V, C., 3. of the Amended and Restated Certificate of Incorporation, pages 3-4. These provisions appear to be potentially inconsistent with the obligations of a liquidating corporation under the DGCL, including in particular the obligations to provide for the payment or provision for payment of debts, liabilities, expenses, costs and creditors of the company prior to making any distributions to its shareholders. Please revise the disclosure where appropriate or advise.

Securities and Exchange Commission
October 5, 2006

The Company has revised the Amended and Restated Certificate of Incorporation to reflect the requirements of the DGCL.

Financial Statements

General

16.  We note from your response to comment 29 that you have considered the guidance in EITF 00-19 in your accounting for your warrants. However, we do not see how you have applied EITF 00-19 to your underwriter purchase option (UPO). Therefore we reissue the comment as it applies to the UPO. Please add disclosure in the registration statement and financial statements describing your proposed accounting for the UPO upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the UPO to fair value each period. Please revise or advise.
As indicated in our response to comment 17, the Company has revised the UPO such that no net cash settlement is required. The Company has included additional disclosure in Management Discussion and Analysis on page 32 and in Note 3 on page F-10 relative to the UPO.

17. Considering the above, we note that the damages provision of section 5(c) in exhibit 4.7, Representatives' Unit Purchase Option, appears to be inconsistent with section 2(d), (i.e., in no event will the company be required to net cash settle the exercise of the UPO or warrants underlying the UPO). Based on section 5(c), there appears to be a net cash settlement alternative leading to liability classification. Please advise or revise.

The Company has revised the UPO by deleting section 5(c). We believe this cures the inconsistency referenced in your comment.

Exhibits

General

18. Please file the remaining exhibits with the next amendment.

All exhibits have been filed.

Securities and Exchange Commission
October 5, 2006

Blue Sky Comment

Please note that a new table has been inserted into the “Use of Proceeds” section on page 26 of the prospectus. This table was inserted into the prospectus at the request of the Maryland Division of Securities in connection with their review of the Company’s registration statement.

Sincerely,

COZEN O'CONNOR

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation